UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)*

BioXcel Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09075P105

(CUSIP Number)

September 19, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075P105
(1) Names of reporting persons	Krishnan Nandabalan
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	354,000[1]
(6) Shared voting power	8,547,750[2]
(7) Sole dispositive power	354,000[1]
(8) Shared dispositive power	8,547,750[2]
(9) Aggregate amount beneficially owned by each reporting person	8,901,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	30.1% (*)
(12) Type of reporting person (see instructions)	IN

1 Consists of shares of Common Stock issuable upon exercise of stock options that are currently exercisable or may be exercised within 60 days.

2 Includes 1,000 shares held in a trust which Dr. Nandabalan and his spouse, Suganthi Balasubramanian, may be deemed to have beneficial ownership of.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Suganthi Balasubramanian
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	1,000[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	1,000[1]
(9) Aggregate amount beneficially owned by each reporting person
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.0034% (*)
(12) Type of reporting person (see instructions)	IN

1 Consists of 1,000 shares held in a trust which Dr. Nandabalan and Ms. Balasubramanian may be deemed to have beneficial ownership of.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Michael Aiello
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	0
(7) Sole dispositive power	0
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	0
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0
(12) Type of reporting person (see instructions)	IN

CUSIP No. 09075P105
(1) Names of reporting persons	Vipin Agarwal
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	75,519[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	75,519[1]
(9) Aggregate amount beneficially owned by each reporting person	75,519
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.26% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes a total of 8,195 shares jointly held with Rashmi Agarwal. Includes 42,976 shares that the Reporting Person and Rashmi Agarwal, jointly, are contractually entitled to receive as soon as commercially reasonable following November 15, 2023, in compliance with applicable securities laws. Includes approximately 24,348 shares that the Reporting Person and Rashmi Agarwal, jointly, are contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Rashmi Agarwal
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	75,519[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	75,519[1]
(9) Aggregate amount beneficially owned by each reporting person	75,519
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.26% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes a total of 8,195 shares jointly held with Vipin Agarwal. Includes 42,976 shares that the Reporting Person and Vipin Agarwal, jointly, are contractually entitled to receive as soon as commercially reasonable following November 15, 2023, in compliance with applicable securities laws. Includes approximately 24,348 shares that the Reporting Person and Vipin Agarwal, jointly, are contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Anesha Agarwal
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	8,606[1]
(6) Shared voting power	230,008[2]
(7) Sole dispositive power	8,606[1]
(8) Shared dispositive power	230,008[2]
(9) Aggregate amount beneficially owned by each reporting person	238,614
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.82% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes approximately 8606 shares that the Reporting Person is contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

2 Includes approximately 230,008 shares that a trust, of which the Reporting Person is a trustee, is contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Akrati Agarwal
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	8,606[1]
(6) Shared voting power	230,008[2]
(7) Sole dispositive power	8,606[1]
(8) Shared dispositive power	230,008[2]
(9) Aggregate amount beneficially owned by each reporting person	238,614
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.82% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes approximately 8607 shares that the Reporting Person is contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

2 Includes approximately 230,008 shares that a trust, of which the Reporting Person is a trustee, is contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Jatin Patel
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	18,516[1]
(6) Shared voting power	0
(7) Sole dispositive power	18,516[1]
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	18,516
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.06% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes approximately 18,516 shares that the Reporting Person is contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Bina Patel
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	112,343[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	112,343[1]
(9) Aggregate amount beneficially owned by each reporting person	112,343
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.38% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes approximately 112,343 shares that a trust, of which the Reporting Person is a trustee, is contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Krunal Patel
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	112,343[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	112,343[1]
(9) Aggregate amount beneficially owned by each reporting person	112,343
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.38% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes approximately 112,343 shares that a trust, of which the Reporting Person is a trustee, is contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Pardeep Sood
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	0
(7) Sole dispositive power	0
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	0
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0%
(12) Type of reporting person (see instructions)	IN

CUSIP No. 09075P105
(1) Names of reporting persons	Alka Sood
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	68,742[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	68,742[1]
(9) Aggregate amount beneficially owned by each reporting person	68,742
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.23% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes approximately 68,742 shares that two trusts, of which the Reporting Person is a trustee, are contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Marshal D. Gibson
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	68,742[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	68,742[1]
(9) Aggregate amount beneficially owned by each reporting person	68,742
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.23% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes approximately 68,742 shares that two trusts, of which the Reporting Person is a trustee, are contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Indu R. Gupta
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	5,649[1]
(6) Shared voting power	46,262[2]
(7) Sole dispositive power	5,649[1]
(8) Shared dispositive power	46,262[2]
(9) Aggregate amount beneficially owned by each reporting person	51,911
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.18% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes approximately 5,549 shares that the Reporting Person is contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

2 Includes approximately 46,262 shares that a trust, of which the Reporting Person is a trustee, is contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Tarun K. Gupta
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	3,646
(6) Shared voting power	0
(7) Sole dispositive power	3,646
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	3,646
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.01% (*)
(12) Type of reporting person (see instructions)	IN

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Diwakar Jain
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	43,924[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	43,924[1]
(9) Aggregate amount beneficially owned by each reporting person	43,924
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.15% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes a total of 550 shares jointly held with Anita Jain. Includes approximately 43,374 that the Reporting Person and Anita Jain, jointly, are contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Anita Jain
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	43,924[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	43,924[1]
(9) Aggregate amount beneficially owned by each reporting person	43,924
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.15% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes a total of 550 shares jointly held with Diwakar Jain. Includes approximately 43,374 that the Reporting Person and Diwakar Jain, jointly, are contractually entitled to receive as soon as commercially reasonable in compliance with applicable securities laws.

(*) Based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023).

This Amendment No. 6 (this “Amendment No. 6”), amends the statement on Schedule 13G originally filed on February 2, 2019 (the “Original Schedule 13G”), as amended by Amendment No. 1 to the Original Schedule 13G filed on May 4, 2020 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13G filed on February 16, 2021 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13G filed on February 14, 2022 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13G filed on February 2, 2023 (“Amendment No. 4”) and Amendment No. 5 to the Original Schedule 13G filed on April 3, 2023 (“Amendment 5,” and together with the Original Schedule 13G, Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment 6, the “Schedule 13G”). This Amendment No. 6 constitutes an “exit” filing for the Exit Reporting Persons (as defined below).

Item 1(a) Name of Issuer:

BioXcel Therapeutics, Inc.

Item 1(b) Address of issuer’s principal executive offices:

The Issuer’s principal executive office is located at 555 Long Wharf Drive, New Haven, CT 06511.

Item 2(a) Name of person filing:

This statement is filed by:

(i) Krishnan Nandabalan (“Dr. Nandabalan”);

(ii) Suganthi Balasubramanian (“Ms. Balasubramanian”);

(iii) Michael Aiello (“Mr. Aiello”);

(iv) Vipin Agarwal (“Mr. Agarwal”);

(v) Rashmi Agarwal (“Ms. Agarwal”);

(vi) Anesha Agarwal (“Anesha Agarwal”);

(vii) Akrati Agarwal (“Akrati Agarwal”);

(viii) Jatin Patel (“Mr. Patel”);

(ix) Bina Patel (“Bina Patel”);

(x) Krunal Patel (“Krunal Patel”);

(xi) Pardeep Sood (“Dr. Sood”);

(xii) Alka Sood (“Alka Sood”);

(xiii) Marshal D. Gibson (“Mr. Gibson”);

(xiv) Indu R. Gupta (“Ms. Gupta”);

(xv) Tarun K. Gupta (“Mr. Gupta”)

(xvi) Diwakar Jain (“Mr. Jain”); and

(xvii) Anita Jain (“Ms. Jain”).

Each of the foregoing person is hereinafter sometimes referred to as “Reporting Person.”

Each Reporting Person identified in (ii) – (xvii) of this Item 2(a) is sometimes referred to herein as an “Exit Reporting Person.”

The Reporting Persons, BioXcel LLC and BioXcel Holdings, Inc. agreed to the terms of a Termination of Joint Filing Agreement, dated as of September 19, 2023, terminating the Joint Filing Agreement dated April 3, 2023, between the Reporting Persons, BioXcel LLC and BioXcel Holdings, Inc., a copy of which was attached as an Exhibit to Amendment No. 5.

All disclosures herein made with respect to a Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b) Address or principal business office or, if none, residence:

The principal business address of Dr. Nandabalan, Ms. Balasubramanian and Mr. Aiello is 2614 Boston Post Road, Suite #33B, Guilford, CT 06437.

The address of Mr. Agarwal and Ms. Agarwal is 80 West Meadow Rd., Hamden, CT 06518.

The address of Anesha Agarwal is 20 Avenue at Port Imperial, Apt. 302, West New York, NJ 07093.

The address of Akrati Agarwal is 68 Forest Lane, Wilton, CT 06897.

The address of Mr. Patel and Bina Patel is 5222 Caserta Court, Palmetto, FL 34221.

The address of Krunal Patel is 11 Howell Street, Apr. 3, Dorchester, MA 02125.

The address of Dr. Sood and Alka Sood is 255 Silver Hill Rd, Easton, CT 06612.

The address of Mr. Gibson is Marshal D. Gibson, P.C., 265 Church Street, Suite 504, New Haven, CT 06510.

The address of Ms. Gupta and Mr. Gupta is 138 Shorefront St., Milford, CT 06460.

The address of Mr. Jain and Ms. Jain is 86 Campbell Drive, Stamford, CT 06903.

Item 2(c) Citizenship:

Each Reporting Person is a citizen of the United States.

Item 2(d) Title of class of securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e) CUSIP No.:

09075P105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)-(k):     Not applicable

Item 4. Ownership.

The information required by this Item 4 with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of each Reporting Person’s cover page to this Schedule 13G. The ownership percentages reported are based on 29,267,197 shares of Common Stock of the Issuer outstanding as of August 10, 2023 (as reported by the Issuer in its Form 10-Q for the quarterly period ending June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023).

Each Reporting Person may be deemed to beneficially own the securities held, but disclaims any such beneficial ownership.

As of September 19, 2023, BioXcel LLC was the record holder of 8,546,750 shares of Common Stock. BioXcel LLC is a subsidiary of BioXcel Holdings, Inc. Dr. Nandabalan owns 47.96% of the outstanding common stock of BioXcel Holdings, Inc.

The Reporting Persons, BioXcel Holdings, Inc., InveniAI LLC, Vimal Mehta, and certain other stockholders of BioXcel Holdings, Inc. entered into a Termination Agreement, dated September 19, 2023 (the “Termination Agreement”), pursuant to which, among other things, the Stockholders Agreement, dated as of April 3, 2023, by and among, the Reporting Persons, BioXcel LLC and BioXcel Holdings, Inc. was terminated (the “Prior Stockholders Agreement”). A copy of the Prior Stockholder Agreement was attached as an Exhibit to Amendment No. 5. Following the entry into the Termination Agreement, Dr. Nandabalan and the other stockholders of BioXcel Holdings, Inc. entered into a new stockholders agreement on September 19, 2023 (the “New Stockholders Agreement”).

The foregoing description of the Termination Agreement and the New Stockholder Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreements, each of which is attached as an exhibit to the statement on Schedule 13D filed on September 28, 2023 by BioXcel LLC, BioXcel Holdings, Inc. and Vimal Mehta.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than the actions solely in connection with a nomination under 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: As of September 19, 2023.

KRISHNAN NANDABALAN

By:	/s/ Krish Nandabalan

SUGANTHI BALASUBRAMANIAN

By:	/s/ Suganthi Balasubramanian

MICHAEL AIELLO

By:	/s/ Michael Aiello

VIPIN AGARWAL

By:	/s/ Vipin Agarwal

RASHMI AGARWAL

By:	/s/ Rashmi Agarwal

ANESHA AGARWAL

By:	/s/ Anesha Agarwal

AKRATI AGARWAL

By:	/s/ Akrati Agarwal

JATIN PATEL

By:	/s/ Jatin Patel

BINA PATEL

By:	/s/ Bina Patel

KRUNAL PATEL

By:	/s/ Krunal Patel

PARDEEP SOOD

By:	/s/ Pardeep Sood

ALKA SOOD

By:	/s/ Alka Sood

MARSHAL D. GIBSON

By:	/s/ Marshal D. Gibson

INDU R. GUPTA

By:	/s/ Indu R. Gupta

TARUN K. GUPTA

By:	/s/ Tarun K. Gupta

DIWAKAR JAIN

By:	/s/ Diwakar Jain

ANITA JAIN

By:	/s/ Anita Jain